Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enviva Partners, LP and Subsidiaries:

We consent to the use of our report dated March 1, 2019, with respect to the consolidated balance sheets of Enviva Partners, LP and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively the consolidated financial statements), incorporated by reference herein. The audit report covering the December 31, 2018 consolidated financial statements refers to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and its subsequent amendments.

/s/ KPMG LLP

McLean, Virginia

January 29, 2020